October 13, 2023

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, WisdomTree Government Money Market Digital Fund

File Nos. 333-25575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on September 7, 2023, regarding the Trust’s Registration Statement on Form N-1A, and more particularly the Trust’s post-effective amendment filed on July 21, 2023, for the purpose of registering shares of the WisdomTree Government Money Market Digital Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined herein, have the same meaning given to them in the Trust’s registration statement.

PROSPECTUS

WisdomTree Government Money Market Digital Fund - Fees and Expenses of the Fund

1.	Comment: In the section entitled “Fees and Expenses of the Fund,” please complete the fee table before the Fund goes effective.

Response: The Registrant confirms that the fee table in the mentioned section will be completed before the Fund goes effective.

WisdomTree Government Money Market Digital Fund - Principal Investment Strategies of the Fund

2.	Comment: After the first sentence of the first paragraph in the section entitled “Principal Investment Strategies of the Fund,” please add the disclosure regarding 80% test in reference to Rule 35d-1 in the statutory prospectus.

Response: The Registrant has included following disclosure from the statutory prospectus after the first paragraph:

The Fund has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in government securities and repurchase agreements that are collateralized by government securities.

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080

3.	Comment: The second paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

The Fund invests in a portfolio of securities that will have a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. The Fund may invest in variable and floating rate instruments, and transact in securities on a when issued, delayed delivery or forward commitment basis. For purposes of calculating the portfolio’s average weighted life, the Fund treats all securities as maturing on the earlier of the date fixed for their repayment or, if applicable, the date on which the Fund may demand repayment. For purposes of calculating the portfolio’s average weighted maturity, the Fund may treat a variable and floating rate instrument as maturing on the date its interest rate is reset if the Fund reasonably expects the reset to stabilize the instrument’s price.

Please relocate such paragraph to an appropriate location in the statutory prospectus as the paragraph does not seem to belong in the summary prospectus.

Response: The Registrant has relocated such paragraph to the section in the statutory prospectus titled “Additional Information about the Fund’s Investment Strategies.”

4.	Comment: The second paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

For purposes of calculating the portfolio’s average weighted life, the Fund treats all securities as maturing on the earlier of the date fixed for their repayment or, if applicable, the date on which the Fund may demand repayment.

Please supplementally discuss how the proposed treatment of weighted average maturity (WAM) complies with Rule 2a-7.

Response: Rule 2a-7(i)(1) provides that “A government security that is a variable rate security where the variable rate of interest is readjusted no less frequently than every 397 calendar days shall be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate.” This is consistent with the SEC’s concern that WAM is designed to protect a money market fund against interest rate risk. In 2010, the SEC in its Money Market Fund Reform, which lowered the maximum WAM for money market funds, stated that: “We believe that such a limit on the maximum WAM will result in money market funds that are more resilient to changes in interest rates that may be accompanied by other market shocks, and thus reduce the likelihood of a run and better protect money market fund investors.” The Registrant has revised the applicable disclosure to clarify that they are referencing government securities with adjustable rates.

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5.	Comment: With regards to the sentence referenced in the previous comment, please replace the word "repayment" with "maturity" as it is more appropriate expression.

Response: The Registrant respectively declines to make the requested change. Rule 2a-7(i) defines maturity as “the date on which, in accordance with the terms of the security, the principal amount must unconditionally be paid.” We believe that the term “repayment” more accurately describes this standard.

6.	Comment: The second paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

For purposes of calculating the portfolio’s average weighted maturity, the Fund may treat a variable and floating rate instrument as maturing on the date its interest rate is reset if the Fund reasonably expects the reset to stabilize the instrument’s price.

Please supplementally clarify what is referred to as the Fund's reasonable expectation of the reset to stabilize the instrument's price. Is it tied to a contractual obligation or put option? If not, is maturity tied to the ability to sell the instrument?

Response: It is not tied to a contractual obligation or put option nor is maturity tied to the ability to sell the instrument. Some of the Fund’s investments in government securities will have interest rates that reset at regular intervals, commonly quarterly or monthly but at least every 397 days. If the Fund reasonably expects this reset mechanism to cause the instrument’s market value to approximate its amortized cost each time the interest rate is reset, the Fund will treat the instrument as maturing on the next date the interest rate is scheduled to be reset.

7.	Comment: The third paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

The securities purchased by the Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 under 1940 Act, and other rules adopted by the Securities and Exchange Commission (the “SEC”).

Please disclose the types of US government securities that the Fund will purchase.

Response: The following disclosure will be added to the Principal Investment Strategy after the first two sentences which generally indicate that the Fund will invest in government securities: “The Fund will invest in a portfolio of U.S. Treasury and government securities. Such securities may include: U.S. Treasury Notes (both fixed and floating rate), U.S. T-Bills, U.S. Government Agency Notes, including Discount Notes, that are either fixed or floating rate and issued by government agencies such as the Federal Home Loan Bank System, Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal National Mortgage Association (“Fannie Mae”) or the Federal Farm Credit Bank. The Fund may invest in repurchase agreements collateralized fully by U.S. Treasury securities, U.S. Government Agency securities, or cash.”

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8.	Comment: The third paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

Although, Rule 2a-7 would allow the Fund to impose discretionary liquidity fees due to declines in the Fund’s weekly liquid assets, the Fund has not elected to permit this.

Please redraft in plain English, and clarify that the Fund will not impose discretionary liquidity fees.

Response: The Registrant has redrafted the sentence as follows:

Rule 2a-7 sets forth a liquidity fee framework whereby a liquidity fee may be imposed under certain circumstances such as a decline in the fund’s weekly liquid assets. However, government money market funds are not required to adopt a liquidity fee framework and accordingly the Fund has not adopted such a framework.

9.	Comment: The fourth paragraph of the section entitled “Principal Investment Strategies of the Fund” states:

[F]irst, a list of approved issuers and counterparties for repurchase agreements is actively maintained[.]

Please explain supplementally how the Fund intends to invest in its government securities. Is it primarily through repurchase agreements?

Response: As set forth in the additional disclosure added pursuant to the response to comment 7 above, the Fund may invest in government securities either directly or through repurchase agreements collateralized fully by government securities.

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STATEMENT OF ADDITIONAL INFORMATION

Portfolio Holdings Policies and Procedures

10.	Comment: Please revise the section entitled “Portfolio Holdings Polices and Procedures” so that it is compliant with the Form N-1A Item 16 instructions.

Response: The Registrant notes that it will be making its portfolio holdings publicly available on its website on a daily basis and therefore believes the language is in compliance with Item 16 of Form N-1a. However, the Registrant has revised the section, as follows:

Information about the Fund’s portfolio holdings will be made available each business day. In addition, the Fund will post any items required by Rule 2a-7 under the 1940 Act (the “Rule”) at www.wisdomtree.com no later than five business day after the end of the month. The information will be available on the website for a period of not less than six months thereafter. The Fund also files monthly with the SEC portfolio holdings and other information about the Fund and its portfolio as of the last business day of the preceding month (or any subsequent calendar day of such month) within five business days of the end of each month. This information is made public upon filing.

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Sincerely,

/s/Ryan Louvar
Ryan Louvar, Esq.

cc: Todd Zerega, Esq. (Perkins Coie LLP)

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